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                               February 19, 2021

       Garo Kholamian
       Principal Executive Officer
       GK Investment Property Holdings II LLC
       257 East Main Street, Suite 200
       Barrington, IL 60010

                                                        Re: Form 1-A Post
Qualification Amendment
                                                            Filed January 28,
2021

       Dear Mr. Kholamian:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A Post Qualification Amendment filed January 28, 2021

       Certain Relationships and Related Transactions, page 59

   1. Please revise to address the terms of the co-investment agreements with the GK
                                                        Revocable Trust for the
purchase of the Fresh Thyme Farmers Market.
       Exhibit Index, page 71

   2.                                                   Please file the lease
with the tenant of your sole property.
       General

   3.                                                   Please revise Item 6 of
Part I to take into account the securities sold in the Regulation A offering.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Garo Kholamian
GK Investment Property Holdings II LLC
February 19, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jim Lopez at 202 551-3536 or Brigitte Lippmann at 202 551-3536 with any other questions.



FirstName LastNameGaro Kholamian                    Sincerely,
Comapany NameGK Investment Property Holdings II LLC
                                                    Division of Corporation
Finance
February 19, 2021 Page 2                            Office of Real Estate &
Construction
FirstName LastName